# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
■ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
A-Plan Coaching, LLC

*Legal status of issuer*

       ***Form***
       Limited Liability Company

       ***Jurisdiction of Incorporation/Organization***
       Delaware

       ***Date of organization***
       September 17, 2017

*Physical address of issuer*
40 Grace Court, Apt #1, Brooklyn, NY 11201

*Website of issuer*
https://www.a-plancoaching.com/

*Current number of employees*
2

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $239,360.32 | $183,876 |
| **Cash & Cash Equivalents** | $163,041.00 | $131,776 |
| **Accounts Receivable** | $76,250.00 | $44,600 |
| **Short-term Debt** | $691,233.16 | $242,871 |
| **Long-term Debt** | $0 | $411,208 |
| **Revenues/Sales** | $1,736,150.18 | $759,732 |
| **Cost of Goods Sold** | $750,387.74 | $328,719 |
| **Taxes Paid** | $0 | $0 |
| **Net Income (Loss)** | $18,329.54 | $-403,409 |

**EXHIBITS**
EXHIBIT A: Annual Report
EXHIBIT B: Financials

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C-AR)
## May 2, 2022

## A-Plan Coaching, LLC

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

**SUMMARY**

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each the reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

A-Plan Coaching, LLC ("the Company") is a Delaware limited liability company, formed on September 17, 2017.

The Company is located at 40 Grace Court, Apt #1, Brooklyn, NY 11201.

The Company's website is https://www.a-plancoaching.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/a.plan.coaching and is attached as Exhibit C to the Form C-AR of which this Offering Memorandum forms a part.

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

*The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.* It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*** The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

***Further, failure to renew client contracts on favorable terms could adversely affect the Company's business.*** The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***In general, demand for the Company's products and services is highly correlated with general economic conditions.*** A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

***The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies.*** It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive industrial data space. Additionally, the product may be in a market where customers will not have brand loyalty.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway for approximately 8 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company projects aggressive growth.*** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company has not prepared any audited financial statements.*** Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

***The reviewing CPA has included a "going concern" note in the reviewed financials.*** The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $482,120 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

***The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.*** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.


## BUSINESS

### Description of the Business
a)plan is an optimized and scalable version of traditional one-on-one coaching, amplified by a proven coaching methodology, an app that facilitates frequent engagement, and the tracking of key metrics to ensure a positive ROI.

### Business Plan
a)plan is taking traditional one-on-one coaching – a resource already used at the highest levels of 40% of Fortune 500 companies, leading businesses, and start-ups – and making it available to more levels of more companies in more industries and markets.

To date, coaching has not been a scalable industry. Coaching is too expensive for broad application in most companies because there have been very few economies of scale, until now. The user experience in most instances is fairly outdated and there has been very limited application of technology. Historically, there has been a significant variability in the service offering and levels of quality. However, due to the rising levels of chronic stress in the workplace (83% of US workers suffer from work related stress), which has an enormous cost for businesses worldwide, there is an opportunity to create a unified, scalable, high quality, and cost-effective solution: a)plan coaching.

a)plan is solving these problems in the industry and realizing this opportunity by creating a scalable coaching platform. By making coaching more efficient, which enables us to lower the cost, we can expand the market. a)plan has created a standardized and holistic method so that individuals and teams across organizations can share consistent tools, language, and approaches. From a tech standpoint, we have created a simple yet powerful app with video conferencing, text chat, time stamped session notes, notifications, client management tools, and more. In order to ensure the impact, a)plan has designed ways to track and measure the effectiveness of the coaching because we know that the tracking of ROI is critical for our customers.

### Litigation
None


## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Sara Ellis Conant | Full Time Chief Executive Officer (December 2017 - Present) | CEO and Managing Member of A-Plan Coaching. Responsibilities include:<br>● Co-development of the service offering<br>● QA/QC<br>● Training of all coaches<br>● Sales<br>● Coaching for the higher levels of the organizations we serve<br>● Strategic planning<br>● Overseeing management |
| Michael Counts | Full Time Founder and Chief Experience and Brand Officer (January 2018 - Present) | Founder and Managing Member of A-Plan Coaching. Responsibilities include:<br>● Co-development of the service offering<br>● Management of the tech development process - specifically that app, website, coach dashboard, and all related tech and design<br>● Overseeing the identity and design<br>● Content marketing and content creation<br>● Business development and sales<br>● Recruiting and training<br>● Strategic planning |

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | AntiDilution Rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|---|
| LLC Membership Interests | 100 | Yes | N/A | N/A | 100% | N/A |

The Company has the following debt outstanding:

As of December 31, 2021, the Company issued SAFE agreements (Simple Agreement for Future Equity) for cash proceeds of $486,207.50. The SAFE agreements have since converted.

**Ownership**
A majority of the Company is owned by two individuals. Those individuals are Michael Counts and Sara Ellis Conant.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|

| Michael Counts | LLC Membership Interest | 35.94% |
|---|---|---|
| Sara Ellis Conant | LLC Membership Interest | 36.84% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

### Operations

A-Plan Coaching, LLC ("the Company") is a limited liability company organized September 18, 2017 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York. The Company is an optimized and scalable version of coaching, amplified by a unique and highly effective coaching method, a smartphone application, content curation, and tracking key metrics. With weekly video sessions, the Company's purpose is to help clients create life-altering, lasting results in all areas of interest, personally and professionally.

### Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $185,192.18 in cash on hand as of April 26, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

### Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

### Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, the reader should consider whether achievement of each step within the estimated time frame is realistic in their judgment. the reader should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

### Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Seed | July 8, 2020 | Regulation CF | Convertible Note | $535,000 | Technology and Design, Sales & Marketing, Training and QA/QC, Operations |
| Bridge | March 12, 2022 | Regulation CF | Convertible Note | $357,521.50 | Technology and Design, Sales & Marketing, Training and QA/QC, Operations |

**Dilution**
When the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
  ● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Crowd Notes into shares. Typically, the terms of Crowd Notes issued by early-stage companies provide that in the event of another round of financing, the holders of the Crowd Notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Crowd Notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Crowd Notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Crowd Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Related Person Transactions**
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

**Bad Actor Disclosure**
None.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Counts
_____
(Signature)

Michael Counts
_____
(Name)

Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Counts
_____
(Signature)

Michael Counts
_____
(Name)

Founder
_____
(Title)

May 2, 2022
_____
(Date)

/s/Sara Ellis Conant
_____
(Signature)

Sara Ellis Conant
_____
(Name)

Chief Executive Officer
_____
(Title)

May 2, 2022
_____
(Date)

***Instructions.***

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*



**2021 Company Certified Financials**
**(unaudited)**

I certify that these financial statements are true and complete in all material aspects.



Sara Ellis Conant
CEO, a)plan coaching


unaudited

# A-Plan Coaching, LLC

Balance Sheet

As of December 31, 2021


| | TOTAL |
|---|---:|
| **ASSETS** | |
|   Current Assets | |
|   Bank Accounts | |
|    1010 Chase Checking | 163,041.00 |
|   **Total Bank Accounts** | **$163,041.00** |
|   Accounts Receivable | |
|    1100 Accounts Receivable (A/R) | 76,250.00 |
|   **Total Accounts Receivable** | **$76,250.00** |
|   Other Current Assets | |
|    1300 Prepaid Expenses | 69.32 |
|    Undeposited Funds | 0.00 |
|   **Total Other Current Assets** | **$69.32** |
|   **Total Current Assets** | **$239,360.32** |
| **TOTAL ASSETS** | **$239,360.32** |
| **LIABILITIES AND EQUITY** | |
|   Liabilities | |
|   Current Liabilities | |
|   Accounts Payable | |
|    2100 Accounts Payable (A/P) | 104,691.25 |
|   **Total Accounts Payable** | **$104,691.25** |
|   Other Current Liabilities | |
|    2200 Accrued Expenses | 0.00 |
|    2300 Subscription Coaching Deferred Rev. | -859.16 |
|    2400 Customer Retainer | 985.20 |
|    2500 Deferred Revenue | 100,208.37 |
|    2700 Convertible Note Loans | 486,207.50 |
|   **Total Other Current Liabilities** | **$586,541.91** |
|   **Total Current Liabilities** | **$691,233.16** |
|   **Total Liabilities** | **$691,233.16** |
|   Equity | |
|    3400 Common Stock | 0.00 |
|    3600 Retained Earnings | -470,202.38 |
|    Net Income | 18,329.54 |
|   **Total Equity** | **$ -451,872.84** |
| **TOTAL LIABILITIES AND EQUITY** | **$239,360.32** |

unaudited

# A-Plan Coaching, LLC

Profit and Loss (Condensed)

January - December 2021

|  | TOTAL |
|---|---|
| **Income** |  |
| 4100 B2C Income | 297,808.35 |
| 4200 B2B Income | 1,438,341.83 |
| **Total Income** | **$1,736,150.18** |
| **Cost of Goods Sold** |  |
| 5000 Cost of Goods Sold | 750,387.74 |
| **Total Cost of Goods Sold** | **$750,387.74** |
| **GROSS PROFIT** | **$985,762.44** |
| **Expenses** |  |
| 6100 Legal & Professional Services | 943,829.95 |
| 6200 Advertising & Marketing | 3,345.96 |
| 6300 Travel & Entertainment Expenses | 907.63 |
| 6400 Misc Operating Expense | 19,349.36 |
| **Total Expenses** | **$967,432.90** |
| **NET OPERATING INCOME** | **$18,329.54** |
| **NET INCOME** | **$18,329.54** |


unaudited

# a)plan coaching

Statement of Cash Flows

January - December 2021


|  | TOTAL |
|---|---:|
| OPERATING ACTIVITIES | |
| Net Income | 18,329.54 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 1100 Accounts Receivable (A/R) | -31,650.00 |
| 1300 Prepaid Expenses | 7,430.68 |
| 2100 Accounts Payable (A/P) | -75,261.25 |
| 2200 Accrued Expenses | 0.00 |
| 2300 Subscription Coaching Deferred Rev. | 132.66 |
| 2400 Customer Retainer | -275.00 |
| 2500 Deferred Revenue | 37,558.35 |
| 2700 Convertible Note Loans | 75,000.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **12,935.44** |
| **Net cash provided by operating activities** | **$31,264.98** |
| NET CASH INCREASE FOR PERIOD | **$31,264.98** |
| Cash at beginning of period | 131,776.02 |
| CASH AT END OF PERIOD | **$163,041.00** |

| a)plan summary cap table SeedInvest 2022 additions | | | | |
|---|---|---|---|---|
| ***Note: Does not yet include online CF investors*** | | | | |
| Michael Counts - Founder | 34.7103172 | Fully Vested | | |
| Sara Ellis Conant - Co-founder/CEO | 35.57992304 | Fully Vested | | |
| Brick Wall Management (Michael Solomon) | 6.522043818 | Fully Vested | | |
| TJ McGee | 1.739211685 | Fully Vested | | |
| Hayley Geftman-Gold | 1.956613145 | Fully Vested | | |
| JoAnne Bangs | 0.8696058424 | Fully Vested | | |
| Brian Gadsden | 0.8696058424 | Fully Vested | | |
| Peter Chandonnet | 0.8696058424 | Fully Vested | | |
| Collin Baja | 0.8696058424 | Fully Vested | | |
| Denise Bray | 1.234840296 | Fully Vested | | |
| Max Silverman | 0.8696058424 | 4 Year Vesting - | | |
| Molly Rodau | 0.2879200642 | 0.33% shown fully | | |
| David Wise | 0.8696058424 | Fully Vested | | |
| Investors from Seedinvest 2020 | 4.1163877 | | | |
| Additional Crowd Note in 2021 | 0.821558 | | | $86,000 |
| Kirsten Romer Advisory | 0.9553 | 4 year vesting | | |
| Brian Gadsden Employment Deal | 2.38825 | 4 year vesting | | |
| Equity in lieu of cash comp and commssions assumed total | 1 | As earned | | |
| Scott Cohen (2nd Round at $20 million Cap) | 0.05 | | | |
| Zeke Freeman (2nd Round at $20 million Cap) | 0.01 | | | |
| Chris Hendriksen (2nd Round at $20 million Cap) | 0.01 | | | |
| Additional Staff and Advisor Grants | 3.4 | 4 year vesting | | |
| | | | | |
| Total | 100 | | | |